VIMPELCOM RECEIVES A GSM-1800 LICENSE
        FOR THE NORTHWEST REGION OF RUSSIA, WHICH INCLUDES ST. PETERSBURG
   __________________________________________________________________________


Moscow and New York (October 16, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that the Ministry of Communications of the Russian Federation has issued a GSM-1800 license to the Company's subsidiary, VimpelCom-Region, for the Northwest license area, which includes the city of St. Petersburg, the surrounding Leningrad region, the Vologda, Kalinigrad, Murmansk, Arkhangelsk, Novgorod and Pskov regions, the Republic of Karelia and the Nenets autonomous district. On September 12, 2002, VimpelCom announced the Ministry of
Communications'       intent      to      issue      the      license       (see
http://www.beeline.ru/en/report/P20020912.html). VimpelCom-Region received the official license yesterday.

The license's material terms include:

o        start-of-service date - not later than March 12, 2004

o        expiration date - September 12, 2012

o switching capacity / population coverage (provided sufficient frequency spectrum has been allocated) should be no less than the following as of December 31 of each year indicated below:
         2004 -  10,000 / 20%
         2006 -  50,000 / 40%
         2011 - 200,000 / 80%


The total population of the Northwest license area is approximately 13.7 million. The population of the city of St. Petersburg is approximately 4.8 million and approximately 1.5 million people live in the surrounding Leningrad region.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 79% of Russia's population (115 million people), including the City of Moscow and the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This Form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act regarding the issuance of a license to VimpelCom's subsidiary. These statements are based on Management's best assessment of the regulatory process. There can be no assurance that related 1800 MHz frequencies required to operate a wireless telecommunications network in the Northwest license area will be issued in a timely manner, that the license and related permissions


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VimpelCom Receives A GSM-1800 License For The Northwest Region Of Russia,
Which Includes St. Petersburg
Page 2 of 2


will not impose additional financial or other obligations on the VimpelCom Group, that the VimpelCom Group will be able to successfully build out the network in the Northwest license area, or that the VimpelCom Group will be able to successfully compete in the Northwest license area due to the fact that its principal competitors have already established presences in the area and for other reasons. Furthermore, VimpelCom cannot assure investors that it will gain access to the 900 MHz frequency band for its GSM-1800 license for the Northwest license area. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com